UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Sub:	Board Meeting Update

The Bank has made the below announcement to the Indian stock exchanges:

This has reference to our earlier letter dated June 25, 2026. We wish to inform you that the Board of the Bank at its meeting scheduled on July 18, 2026, will also inter-alia consider the revision of fund raising limit by way of issuance of bonds/notes/offshore certificate of deposits in overseas markets.

We request you to kindly take the above information on record and consider this disclosure as compliance under Regulations 29 & 50 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 14, 2026
		By:		/s/ Vivek Ranjan

			Name :	Vivek Ranjan
			Title :	Leadership Team